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                                                                  EXHIBIT (a)(9)


INTERNATIONAL TECHNOLOGY CORPORATION
2790 MOSSIDE BOULEVARD
MONROEVILLE, PENNSYLVANIA 15146-2792
CONTACT: Harry J. Soose - (412) 372-7701
         Richard J. Conte - (412) 372-7701
         Grace Protos of MacKenzie Partners, Inc.
         (800) 322-2885

FOR IMMEDIATE RELEASE


         INTERNATIONAL TECHNOLOGY ANNOUNCES EXTENSION OF TENDER OFFER

     MONROEVILLE, PENNSYLVANIA, February 17, 1998 -- International Technology Corporation ("ITC") today announced that it has extended the expiration of the outstanding cash tender offer for 13,933,000 shares of common stock, par value $0.10, of OHM Corporation ("OHM") by IT-Ohio, Inc., a wholly owned subsidiary of ITC. The expiration for the tender offer has been extended to 6:00 p.m., New York City time, on Tuesday, February 17, 1998. The offer was previously scheduled to expire at 9:00 a.m. on Tuesday, February 17, 1998. Other than the expiration, the terms of the offer remain the same, including the offer price of $11.50 per share, net to each tendering stockholder.

     ITC reported, based on information provided by the depositary for the offer, that as of 5:00 p.m. on February 16, 1998, approximately 10,715,700 shares (including approximately 613,000 shares subject to guaranteed delivery) had been tendered pursuant to the offer.

     For further information, please contact MacKenzie Partners, Inc. at (800) 322-2885, which is acting as the Information Agent for the offer.